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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   5  )*

Arotech Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

042682 20 3
(CUSIP Number)

Yaakov Har-Oz, Esq., c/o Arotech Corporation, 1229 Oak Valley Drive, Ann Arbor, MI (734) 761-5836
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 4 Pages

CUSIP No. 042682 20 3	13D	Page 2 of 4 Pages

1.			NAMES OF REPORTING PERSONS Robert S. Ehrlich I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)
(b)
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.			CITIZENSHIP OR PLACE OF ORGANIZATION USA/Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	1,276,072 [includes restricted shares as detailed in Item 5 below]
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	1,126,072
	10.	SHARED DISPOSITIVE POWER	0
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,276,072
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14.			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 042682 20 3	13D	Page 3 of 4 Pages

This Statement relates to the beneficial ownership by Robert S. Ehrlich (“Mr. Ehrlich”) of 1,276,072 shares (including restricted stock) of the common stock of Arotech Corporation. All share numbers are as of December 31, 2014.

Item 1.	Security and Issuers.

This amendment relates to the common stock, $0.01 par value, of Arotech Corporation, a Delaware corporation (the “Issuer”) having its principal executive offices at 1229 Oak Valley Drive, Ann Arbor, Michigan 48108. It is filed to report changes in Mr. Ehrlich’s role with the Issuer and changes in Mr. Ehrlich’s holdings of the Issuer’s stock.

Item 2.	Identity and Background.

Mr. Ehrlich is Executive Chairman of the Board of the Issuer. Mr. Ehrlich has been the Issuer’s Executive Chairman of the Board since October 2014 and was the Issuer’s Chairman of the Board from January 1993. From October 2002 until September 2014, Mr. Ehrlich was our Chief Executive Officer. From May 1991 until January 1993, Mr. Ehrlich was the Issuer’s Vice Chairman of the Board, from May 1991 until October 2002 he was the Issuer’s Chief Financial Officer, and from October 2002 until December 2005, Mr. Ehrlich also held the title of President. From 1981 to 1991, Mr. Ehrlich served as Chairman of the Board and CEO of Fresenius USA, Inc. (NYSE: FRN), a manufacturer of medical devices. From 1987 to June 2003, Mr. Ehrlich served as a director of PSC Inc. (Nasdaq: PSCX), a manufacturer and marketer of laser diode bar code scanners, and, between April 1997 and June 2003, Mr. Ehrlich was the chairman of the board of PSCX.

Mr. Ehrlich’s business address is 1229 Oak Valley Drive, Ann Arbor, Michigan 48108. During the past ten years, Mr. Ehrlich has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past ten years, Mr. Ehrlich has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining Mr. Ehrlich from future violations of, or prohibiting or mandating activities by Mr. Ehrlich subject to, federal or state securities laws or finding any violation by Mr. Ehrlich with respect to such laws.

Mr. Ehrlich is a dual citizen of the United States and Israel.

Item 3.	Source and Amount of Funds or Other Consideration.

Not appicable.

Item 4.	Purpose of the Transaction.

Not applicable.

Item 5.	Interest in Securities of the Issuer.

As of December 31, 2014, Mr. Ehrlich beneficially owned 1,276,072 shares of Common Stock (this number does not include 3,571 shares held by Mr. Ehrlich’s wife, in which shares Mr. Ehrlich disclaims beneficial ownership), as follows:

➢	1,114,545 of these shares are held by Mr. Ehrlich directly. Mr. Ehrlich holds sole voting and dispositive power over these shares.

CUSIP No. 042682 20 3	13D	Page 4 of 4 Pages

➢	11,527 of these shares are held in Mr. Ehrlich’s pension plan. Mr. Ehrlich holds sole voting and dispositive power over these shares.

➢
150,000 of these shares are restricted stock held by a trustee for Mr. Ehrlich’s benefit, subject to his earning these shares pursuant to the terms of the restricted stock grant. Mr. Ehrlich holds sole voting power over these shares but does not hold dispositive power over these shares. Of these shares, the vesting of 66,667 shares on December 31, 2014 is contingent on the results of the Issuer for the year ended at that date, which as of the date of this filing have not yet been audited and confirmed.

Other than the vesting of restricted stock, Mr. Ehrlich has not effected any transaction in the Common Stock in the past sixty (60) days, except as follows:

➢
On December 23, 2014, Mr. Ehrlich was awarded 50,000 shares of restricted stock, vesting one-third contingent on continued employment on December 31, 2015 and two-thirds contingent on continued employment on December 31, 2015 and on the achievement of future performance criteria.

To the best of Mr. Ehrlich’s knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds of the sale of, the shares of Common Stock held by him.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 Mr. Ehrlich is party to an employment agreement (the “Employment Agreement”) with the Issuer. Pursuant to the Employment Agreement, Mr. Ehrlich was granted demand and “piggyback” registration rights covering shares of the Issuer’s Common Stock held by him.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2015
Date

/s/ Robert S. Ehrlich
Signature

Robert S. Ehrlich
Name/Title